UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Fast Radius, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31187R100

(CUSIP Number)

February 4, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS United Parcel Service General Services Co.
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,897,447
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,897,447

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,897,447
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.03%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	NAMES OF REPORTING PERSONS United Parcel Service of America, Inc.
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,897,447
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,897,447

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,897,447
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.03%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	NAMES OF REPORTING PERSONS United Parcel Service, Inc.
2.	CHECK THE APPROPRIATE BOX IF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,897,447
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,897,447

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,897,447
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.03%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1.

(a)	Name of Issuer:	Fast Radius, Inc.

(b)	Address of Issuer’s Principal Executive Offices:	113 N. May Street Chicago, Illinois 60607

Item 2.

(a)	Name of Person Filing:	This statement is filed by (i) United Parcel Service General Services Co. (“UPS General Services”), (ii) United Parcel Service of America, Inc. (“UPS of America”), and (iii) United Parcel Service, Inc. (“UPS”). The foregoing are collectively referred to herein as the “Reporting Persons.”

UPS General Services is a wholly owned subsidiary of UPS of America. UPS of America is a wholly owned subsidiary of UPS.

(b)	Address of Principal Business Office or, if none, Residence:	The principal office of each of UPS General Services, UPS of America, and UPS is 55 Glenlake Parkway NE, Atlanta, GA, 30328.

(c)	Citizenship:	UPS General Services is a Delaware corporation. UPS of America is a Delaware corporation. UPS is a Delaware corporation.

(d)	Title of Class of Securities:	Common Stock, par value $0.0001 per share

(e)	CUSIP Number:	31187R100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	13,897,447 for all Reporting Persons

(b) Percent of class:	19.03% for all Reporting Persons

Calculation of percentage of beneficial ownership is based on 73,041,156 shares of Common Stock outstanding according to the Form 8-K filed by the Issuer on February 10, 2022.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	0 for all Reporting Persons
(ii) Shared power to vote or to direct the vote:	13,897,447 for all Reporting Persons
(iii) Sole power to dispose or to direct the disposition of:	0 for all Reporting Persons
(iv) Shared power to dispose or to direct the disposition of:	13,897,447 for all Reporting Persons

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐ .

Items	6 – 9 Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

UNITED PARCEL SERVICE GENERAL SERVICES CO.

By:	/s/ HeatherLynn Daly
Name: HeatherLynn Daly
Title: Vice President

UNITED PARCEL SERVICE OF AMERICA, INC.

By:	/s/ HeatherLynn Daly
Name: HeatherLynn Daly
Title: Vice President

UNITED PARCEL SERVICE, INC.

By:	/s/ Brian M. Dykes
Name: Brian M. Dykes
Title: Treasurer